UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
________________________________________________________
FORM 11-K
_________________________________________________________

(Mark One)
☒      ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2022

or

☐         TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the transition period from __________ to __________

___________________________________________________________________

Commission file number: 001-10898
___________________________________________________________________

A.        Full title of the plan and the address of the plan, if different from that of the issuer named below:

___________________________________________________________________

The Travelers 401(k) Savings Plan
385 Washington Street
St. Paul, MN 55102
___________________________________________________________________

B.        Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

___________________________________________________________________

The Travelers Companies, Inc.
485 Lexington Avenue
New York, NY 10017
___________________________________________________________________

REQUIRED INFORMATION

The Travelers 401(k) Savings Plan (the Plan) is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA), and for purposes of satisfying the requirements of Form 11-K has included for filing herewith the Plan financial statements and schedule prepared in accordance with the financial reporting requirements of ERISA.

Page
Financial Statements and Schedule

Report of Independent Registered Public Accounting Firm	3

Financial Statements:
Statement of Net Assets Available for Benefits as of December 31, 2022 and 2021	4

Statement of Changes in Net Assets Available for Benefits for the Years Ended December 31, 2022 and 2021	5

Notes to Financial Statements	6

Supplemental Schedule*:

Schedule H, Line 4i — Schedule of Assets (Held at End of Year) as of December 31, 2022	14

Signature	17

Exhibit	18

* Other schedules required by Form 5500, which are not applicable, have not been included.

Report of Independent Registered Public Accounting Firm

To the Plan Participants and the Plan Administrative Committee
The Travelers 401(k) Savings Plan:
Opinion on the Financial Statements
We have audited the accompanying statements of net assets available for benefits of The Travelers 401(k) Savings Plan (the Plan) as of December 31, 2022 and 2021, the related statements of changes in net assets available for benefits for the years ended December 31, 2022 and 2021, and the related notes (collectively, the financial statements). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2022 and 2021, and the changes in net assets available for benefits for the years ended December 31, 2022 and 2021, in conformity with U.S. generally accepted accounting principles.
Basis for Opinion
These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.
Accompanying Supplemental Information
The Schedule H, Line 4i - Schedule of Assets (Held at End of Year) as of December 31, 2022 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ KPMG LLP

We have served as the Plan's auditor since 1968.

Hartford, Connecticut
June 20, 2023

THE TRAVELERS 401(K) SAVINGS PLAN

STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
(In thousands)

At December 31,	2022	2021

Assets
Investments:
At fair value:
Mutual funds	$4,073,046	$5,136,156
Collective/common trust funds	2,306,980	2,715,291
Common stock	381,691	340,972
Fidelity BrokerageLink investments	245,272	294,295
Short-term investments	14,598	12,341
Total investments, at fair value	7,021,587	8,499,055

At contract value:
Fully benefit-responsive investment contracts	764,185	758,199
Total investments	7,785,772	9,257,254

Receivables:
Employer contributions	130,298	123,186
Notes receivable from participants	86,997	86,546
Other receivables	3,379	3,269
Total receivables	220,674	213,001

Cash	312	1

Total assets	8,006,758	9,470,256

Liabilities
Accrued expenses	569	598
Other payables	3,310	3,814
Total liabilities	3,879	4,412

Net assets available for benefits	$8,002,879	$9,465,844

See accompanying notes to financial statements.

THE TRAVELERS 401(K) SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
(In thousands)

For the year ended December 31,	2022	2021

Contributions:
Employee	$290,308	$273,584
Employer	130,300	123,186
Rollover and other	55,908	46,050
Total contributions	476,516	442,820

Investment income (loss):
Net appreciation (depreciation) in fair value of investments	(1,492,364)	$800,966
Mutual fund dividends	145,831	360,457
Interest	18,741	17,246
Common stock dividends	9,291	9,410
Preferred stock dividends	31	45
Total investment income (loss)	(1,318,470)	1,188,124

Deductions from net assets attributed to:
Paid to participants in cash	606,314	613,737
Common stock distributed at fair value	10,752	5,610
Administrative expenses	3,945	4,338
Total deductions	621,011	623,685

Net increase (decrease)	(1,462,965)	1,007,259

Net assets available for benefits:
Beginning of year	9,465,844	8,458,585
End of year	$8,002,879	$9,465,844

See accompanying notes to financial statements.

THE TRAVELERS 401(K) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
1.    DESCRIPTION OF THE PLAN

The following brief description of The Travelers 401(k) Savings Plan (the Plan) is provided for general information purposes.  Participants should refer to the Plan document and the summary plan description for a more complete description of the Plan’s provisions.

General

The Travelers Companies, Inc. (TRV) sponsors a defined contribution plan (the Plan), for the benefit of TRV and participating subsidiary employers (collectively, the Company) to provide retirement and other benefits to eligible employees of the Company.  The 401(k) Plan of a TRV subsidiary was merged into the Plan, effective January 1, 2023, but did not have a material impact on the Plan. TRV has appointed the Administrative Committee as the delegated authority for administrative matters involving the Plan and the Benefit Plans Investment Committee as the delegated authority for management and control of the assets of the Plan (including the designation of investment funds).  Fidelity Management Trust Company (FMTC) is the trustee for the trust maintained in connection with the Plan.  The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).

Participation

All U.S. employees of participating companies, as defined by the Plan, are eligible to participate immediately upon employment, subject to limited exclusions.

Employee Contributions

Eligible employees who elect to participate in the Plan may contribute up to 75% of their eligible compensation (as defined by the Plan) into the Plan subject to the statutory limitation of $20,500.  A participant who is, or will be, age 50 or older by the end of the year could make additional catch-up contributions of up to $6,500. Employee contributions can be made pre-tax, after-tax through the Roth 401(k) or a combination of both up to the applicable limit. Newly hired eligible employees are automatically enrolled at a 5% pre-tax contribution rate if they do not affirmatively make an election (i) not to participate; (ii) to participate at a different rate; or (iii) to contribute on an after-tax Roth 401(k) basis.  Temporary status employees are eligible to participate in the Plan; however, they will not be automatically enrolled.

The Plan allows for rollover contributions to be made to the Plan by eligible participants.  These rollover contributions are eligible distributions from employer plans or individual retirement accounts (excluding Roth IRAs) either by a direct rollover to the Plan or by a distribution followed by a contribution within sixty days of receipt.

Employer Contributions

The Company matches 100% of the Plan participant’s contributions up to the first 5% of annual eligible pay, subject to a maximum annual match amount of $7,000.  In addition to participant contributions, the Paying It Forward Savings Program, provides an annual employer contribution based on student loan repayments made by eligible employees. This annual contribution will reduce the employer match so that the sum total of the two contributions does not exceed the lesser of 5% of compensation or $7,000. The Company matching contribution and Paying It Forward contribution are made once a year and are invested according to the participant’s current investment election for new contributions going into the Plan.  Employer contributions totaling $130,096,774 for plan year 2022 were made to the Plan in February 2023, and employer contributions totaling $122,953,386 for plan year 2021 were made to the Plan in January and February 2022.  Except for cases of retirement or termination due to reduction in force, disability or death, the matching contribution was made only for participants employed on the last working day of December.

The Plan also provides a supplemental contribution to certain eligible participants.  The supplemental contribution amount for each eligible participant is fixed for each year the participant remains actively employed with the Company.  Supplemental

THE TRAVELERS 401(K) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS, Continued

1.    DESCRIPTION OF THE PLAN, Continued

contributions totaling $201,239 for plan year 2022 and $233,101 for plan year 2021 were made to the Plan in January 2023 and January 2022, respectively.

Participant Accounts

Each participant’s account is credited with the participant’s contributions, employer contributions and allocations of Plan earnings as defined by the Plan.  The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Participants generally may elect to have their contributions invested in the funds listed in the Plan’s provisions as they choose and may generally also transfer their balances daily among these funds.  Limitations apply to investment of participant accounts in TRV stock as well as to direct exchanges from the Stable Value Fund to the Vanguard U.S. Treasury Money Market Fund.  The TRV common stock fund is closed to new investments, with the exception of dividends.  Participants are permitted to exchange balances out of the TRV common stock fund, but they cannot direct any new contributions to, or make an exchange into, this fund.

Vesting

Participants are 100% vested in their contributions, the supplemental contributions and related earnings.  In general, participants are vested in their Company matching contributions, Paying It Forward annual contributions, and related earnings after three years of service.  Participants also become vested in full if they reach age 62 while employed, terminate employment due to a disability, die prior to termination of employment or while in qualified military service, or upon termination of the Plan.

Forfeitures

Forfeitures are transferred to a forfeiture account, which is maintained for the benefit of the Plan as a whole and is not attributable to any given participant.  The balance of the forfeiture account may be used to correct errors in the accounts of other participants, restore prior forfeitures, pay Plan administrative expenses or reduce matching contributions to the Plan, as directed by TRV.  At December 31, 2022 and 2021, the forfeiture account totaled $1,571,837 and $1,743,669, respectively.  Forfeitures used totaled $2,920,887 and $2,359,132 for 2022 and 2021, respectively.

Voting Rights

Each participant is entitled to exercise voting rights attributable to the shares of TRV stock allocated to their account and will be notified prior to the time that such rights are to be exercised.  FMTC will vote shares for which no directions have been timely received, and shares not credited to any participant’s account, in proportion to the vote cast by participants who have timely voted.

Notes Receivable from Participants

Participants may request to receive a loan from the Plan subject to a minimum of $1,000 and a maximum of the lesser of 50% of the participant’s vested account balance or $50,000 minus the highest outstanding loan balance during the past 12 months.  Participants can only have two loans outstanding at any one time.  The interest rate is established at the inception of a new loan and is equal to the prime lending rate as reported by Reuters as of the last business day of the month prior to the month in which the loan originates, plus one percentage point.  Generally, loans are repaid by payroll deduction over a maximum period of five years (twenty years if the loan is designated as a primary residence loan).  A one-time set-up fee of $35 per loan is charged against the participant’s account.  In addition, ongoing quarterly loan maintenance fees of $3.75 per loan are charged against the participant’s account for each calendar quarter in which a balance on such loan is outstanding. At December 31, 2022, there were 9,587 outstanding loans totaling $86,996,926.  At December 31, 2021, there were 9,801 outstanding loans totaling $86,545,925.

THE TRAVELERS 401(K) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS, Continued

1.    DESCRIPTION OF THE PLAN, Continued

Distributions and Withdrawals

Participants or beneficiaries may receive distributions from vested accounts under the Plan upon termination of employment, retirement, or death.  Distributions are made in the form of a lump-sum payment, or, if the vested account balance is greater than $5,000, participants may elect to have distributions made in full, partial or periodic installments. If a participant’s vested account balance following termination of employment is more than $1,000, but not more than $5,000, and the participant does not provide distribution instructions, the account will automatically be rolled over to a Fidelity IRA.

Participants are allowed to take in-service withdrawals from vested accounts after age 59½.  Prior to that age, withdrawals are allowed from selected accounts in the event of a defined financial hardship to satisfy the financial need, reduced by prior withdrawals from the accounts.  Withdrawals are also allowed for any reason from accounts funded by rollover contributions, as well as from certain after-tax accounts and predecessor accounts.  The after-tax accounts relate to employee after-tax contributions (which are separate from Roth 401(k) contributions) made under the rules applicable to prior plans.  The predecessor accounts eligible for early withdrawal are accounts that were established in various prior plans that require separate recordkeeping.  Other special withdrawal rights may apply to certain specified accounts or with respect to certain specified participants or upon the occurrence of a qualified disaster.

In-service withdrawals from accounts holding Roth 401(k) contributions are generally allowed under the same circumstances as withdrawals from accounts holding pre-tax 401(k) contributions, but Roth 401(k) contributions are generally withdrawn last.  The Plan also provides for an in-plan Roth conversion for amounts eligible for withdrawal (other than for hardship).  An in-plan Roth conversion permits the participant to pay income tax on pre-tax amounts and convert them to Roth status.

A withdrawal or distribution can be in the form of cash, in the form of TRV common shares to the extent an account is invested in TRV common shares, or in kind in certain circumstances.  Any hardship withdrawal prior to age 59½ is in the form of cash.

Fidelity BrokerageLink Investments Fees

The Fidelity BrokerageLink investment option allows a participant to establish a brokerage account with Fidelity, which provides the opportunity to select from thousands of mutual funds, stocks, bonds, certificates of deposit, U.S. Treasury securities, mortgage-backed securities and other financial instruments. While there are no BrokerageLink annual account fees charged to participants, the investment options available through BrokerageLink have associated fees.

Administrative Expenses

Administrative expenses of the Plan are paid by the participants of the Plan to the extent not paid by the Company and allowable by the Plan.

2.    SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying Plan financial statements were prepared in conformity with U.S. generally accepted accounting principles (GAAP).

Plan investments, other than short-term money market investments and fully benefit-responsive investment contracts, are stated at fair value (see Note 3).  Short-term money market investments are valued at cost plus accrued interest, which approximates their fair value.  Fully benefit-responsive investment contracts are valued at contract value, which is the relevant measurement attribute because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan.  Purchases and sales of all securities are recorded on a trade-date basis.

Notes receivable from participants are valued at their outstanding balances.

THE TRAVELERS 401(K) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS, Continued

2.    SIGNIFICANT ACCOUNTING POLICIES, Continued

Use of Estimates

The preparation of these financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, changes therein, and disclosure of contingent assets and liabilities.  Actual results could differ from those estimates and assumptions.

Risks and Uncertainties

The Plan invests in various investment securities.  Investment securities are exposed to various risks, such as interest rate, market, and credit risks.  Due to the level of risk associated with certain investment securities, changes in the values of investment securities will occur in the near term that could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits.

The Plan provides for investment in TRV’s common stock fund; however, no new contributions (including Company match contributions) or investment transfers into the TRV common stock fund are allowed.  Dividends paid on shares in participants’ accounts invested in the TRV common stock fund continue to be reinvested in the TRV common stock fund, unless participants elect to receive dividends in cash.  At December 31, 2022 and 2021, approximately 5% and 4%, respectively, of the Plan’s total assets were invested in the common stock of TRV.  The underlying value of the TRV common stock is entirely dependent upon the performance of the Company and the market’s evaluation of such performance.

Income Recognition

Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.  Net appreciation (depreciation) in fair value of investments includes gains and losses in investments sold during the year as well as appreciation and depreciation of the investments held at the end of the year.

Payment of Benefits

Benefit payments are recorded when paid.

3.     FAIR VALUE MEASUREMENTS

The Plan’s estimates of fair value for financial assets are based on the framework established in the fair value accounting guidance.  The framework is based on the inputs used in valuation, gives the highest priority to quoted prices in active markets and requires that observable inputs be used in the valuations when available.  The disclosure of fair value estimates in the fair value accounting guidance hierarchy is based on whether the significant inputs into the valuation are observable.  In determining the level of the hierarchy in which the estimate is disclosed, the highest priority is given to unadjusted quoted prices in active markets and the lowest priority to unobservable inputs that reflect the Plan’s significant market assumptions.  The level in the fair value hierarchy within which the fair value measurement is reported is based on the lowest level input that is significant to the measurement in its entirety.  The three levels of the hierarchy are as follows:

•Level 1 - Unadjusted quoted market prices for identical assets in active markets that the Plan has the ability to access.

•Level 2 - Quoted prices for similar assets in active markets; quoted prices for identical or similar assets in inactive markets; or valuations based on models where the significant inputs are observable (e.g., interest rates, yield curves, prepayment speeds, default rates, loss severities, etc.) or can be corroborated by observable market data.

•Level 3 - Valuations based on models where significant inputs are not observable.  The unobservable inputs reflect the Plan’s own assumptions about the inputs that market participants would use.

THE TRAVELERS 401(K) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS, Continued

3.    FAIR VALUE MEASUREMENTS, Continued
Valuation of Investments Reported at Fair Value in Financial Statements

The fair value of a financial instrument is the estimated amount at which the instrument could be exchanged in an orderly transaction between knowledgeable, unrelated, willing parties, i.e., not in a forced transaction.  The estimated fair value of a financial instrument may differ from the amount that could be realized if the security was sold in an immediate sale, e.g., a forced transaction.  Additionally, the valuation of investments is more subjective when markets are less liquid due to the lack of market based inputs, which may increase the potential that the estimated fair value of an investment is not reflective of the price at which an actual transaction would occur.

For investments that have quoted market prices in active markets, the Plan uses the unadjusted quoted market prices as fair value and includes these prices in the amounts disclosed in Level 1 of the hierarchy.  The Plan receives the quoted market prices from third party, nationally recognized pricing services.  When quoted market prices are unavailable, the Plan utilizes these pricing services to determine an estimate of fair value.  The fair value estimates provided from these pricing services are included in the amount disclosed in Level 2 of the hierarchy.  If quoted market prices and an estimate from a pricing service are unavailable, the Plan produces an estimate of fair value based on internally developed valuation techniques, which, depending on the level of observable market inputs, will render the fair value estimate as Level 2 or Level 3.  Where applicable, the Plan bases its estimates of fair value for assets on the bid price as it represents what a third-party market participant would be willing to pay in an arm’s length transaction.

Plan investments (excluding fully benefit-responsive investment contracts) are stated at fair value as of December 31, 2022 and 2021, except for short-term money-market investments that are valued at cost plus accrued interest, which approximates their fair value and are included in Level 1.

Mutual funds are valued at their quoted net asset value.  The Plan receives prices daily at the close of trading from a nationally recognized pricing service that are based on observable market transactions and includes these estimates in the amount disclosed in Level 1.

The unit interests in the collective/common trust funds are valued at the net asset value per unit, which is the basis for current transactions and is published by the sponsor of the collective/common trust funds. The Plan reports the net asset value of these unit interests in Level 2.

Common stocks traded on national securities exchanges are valued at their closing market prices and are included in Level 1.

For the majority of Fidelity BrokerageLink investments, the Plan receives prices from a nationally recognized pricing service that are based on observable market transactions and includes these estimates in the amount disclosed in Level 1 (common stock, mutual funds, preferred stock, and government bonds).  When current market quotes in active markets are unavailable for certain equities, the Plan receives an estimate of fair value from the external pricing service.  The Plan includes the fair value estimate for these equities in Level 2. The fair value of the certificates of deposit at December 31, 2022 is estimated using the external pricing service, and is disclosed in Level 2. At December 31, 2021 the certificates of deposit were valued at their certificate balances, which approximated fair value and were disclosed in Level 3 due to the significant inputs being unobservable at that time. The fair value of the corporate bonds is provided by the external pricing service, and is disclosed in Level 2 since significant inputs are market observable.

The following tables present the level within the fair value hierarchy at which the Plan’s financial assets are measured on a recurring basis (in thousands).

THE TRAVELERS 401(K) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS, Continued

3.    FAIR VALUE MEASUREMENTS, Continued

At December 31, 2022	Total	Level 1	Level 2	Level 3
Invested assets
Mutual funds	$4,073,046	$4,073,046	$—	$—
Collective/common trust funds	2,306,980	—	2,306,980	—
Common stock	381,691	381,691	—	—
Fidelity BrokerageLink investments:
Mutual funds	94,554	94,534	20	—
Common stock	94,164	94,120	44	—
Interest-bearing cash	37,597	37,597	—	—
Certificates of deposit	8,788	—	8,788	—
U.S. government securities	8,271	8,271	—	—
Corporate bonds	1,497	—	1,497	—
Preferred stock	385	385	—	—
Other	16	13	3	—
Short-term money-market investments	14,598	14,598	—	—
Total	$7,021,587	$4,704,255	$2,317,332	$—

At December 31, 2021	Total	Level 1	Level 2	Level 3
Invested assets
Mutual funds	$5,136,156	$5,136,156	$—	$—
Collective/common trust funds	2,715,291	—	2,715,291	—
Common stock	340,972	340,972	—	—
Fidelity BrokerageLink investments:
Common stock	144,681	144,656	25	—
Mutual funds	112,552	112,550	2	—
Interest-bearing cash	32,357	32,357	—	—
Certificates of deposit	2,798	—	—	2,798
Corporate bonds	1,080	—	1,080	—
U.S. government securities	405	405	—	—
Preferred stock	366	366	—	—
Other	56	56	—	—
Short-term money market investments	12,341	12,341	—	—
Total	$8,499,055	$5,779,859	$2,716,398	$2,798

The Plan had no financial assets that were measured at fair value on a non-recurring basis during the years ended December 31, 2022 and 2021.

4.    FULLY BENEFIT-RESPONSIVE INVESTMENT CONTRACTS WITH FINANCIAL INSTITUTIONS

The Plan’s Stable Value Fund (the Fund) is composed primarily of Synthetic Guaranteed Investment Contracts (GICs).

Synthetic GICs.  A Synthetic GIC is an investment contract issued by an insurance company or other financial institution, also known as a wrap contract, backed by a portfolio of bonds or other fixed income securities that are owned by the Fund.  The assets underlying the contract are maintained separate from the issuer’s general assets, usually by the Fund’s trustee or a third party custodian.  The contracts are obligated to provide an interest rate not less than zero.

THE TRAVELERS 401(K) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS, Continued

4.    FULLY BENEFIT-RESPONSIVE INVESTMENT CONTRACTS WITH FINANCIAL INSTITUTIONS, Continued
The assets underlying the contracts consist of commingled funds sponsored either by Goldman Sachs Asset Management (GSAM) or Prudential Trust Company.  The contract value of the Synthetic GICs at December 31, 2022 and 2021 was $764,184,531 and $758,198,462, respectively.

Primary variables impacting future crediting rates of the Synthetic GICs include current yield of the assets within the contract, duration of the assets covered by the contract, and existing difference between the fair value and contract value of the assets within the contract.  Synthetic GICs are designed to reset the respective crediting rate, typically on a monthly basis.  These contracts provide that realized and unrealized gains and losses on the underlying assets are not reflected immediately in the assets of the Fund, but rather are amortized, over the duration of the underlying assets or other agreed upon period, through adjustments to the future interest crediting rates.  The issuer guarantees that all qualified participant withdrawals will occur at contract value, which represents contributions made under the contract, plus credited interest, less withdrawals made under the contract and administrative expenses.

Events Limiting Ability to Receive Contract Value.  Certain events limit the ability of the Plan to transact at contract value with the issuer.  While the events may differ from contract to contract, the events typically include: (i) amendments to the Plan documents; (ii) changes to the Plan’s prohibition on competing investment options or deletion of equity wash provisions; (iii) complete or partial termination of the Plan or its merger with another plan; (iv) the failure of the Plan or its trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA; (v) unless made in accordance with the withdrawal provisions of the Plan, the withdrawal from the wrap contract at the direction of TRV, including withdrawals due to the removal of a specifically identifiable group of employees from coverage under the Plan (such as a group layoff or early retirement incentive program), or the closing or sale of a subsidiary, employing unit or affiliate, the bankruptcy or insolvency of the Company, or the Company’s establishment of another tax qualified defined contribution plan; (vi) the establishment of an employee benefit plan in which Plan participants are eligible to participate; (vii) any change in law, regulation, ruling, administrative or judicial position or accounting requirement, in any case applicable to the Plan or Fund; (viii) the delivery of any communication to Plan participants designed to influence a participant not to invest in the Fund; or, (ix) if it is no longer permissible to account for one or more benefit-responsive agreements held in the Fund on a contract value basis under certain circumstances.  At this time, the Company does not believe that the occurrence of any events, such as those described above, which would limit the Plan’s ability to transact at contract value with participants, is probable.

Contract Termination.  Synthetic GIC wrap contracts generally are evergreen contracts that permit termination upon notice at any time, and provide for automatic termination if the contract value or the fair value of the underlying assets equals zero.  If the fair value equals zero, the issuer of the wrap contract is obligated to pay the difference between the fair value and the contract value.

If the Fund defaults in its obligations under the contract and the default is not cured within a cure period, the issuer may terminate the contract and the Fund will retain the fair value of the underlying assets as of the date of termination.  The Synthetic GICs generally permit the issuer or investment manager to convert the wrapped portfolio to a declining duration strategy, in which case the contract would terminate at a date that corresponds to the duration of the underlying fixed income portfolio on the date of an amortization election (Amortization Election).  After the effective date of an Amortization Election, the fixed income portfolio must conform to the guidelines agreed upon by the issuer and the investment manager for the Amortization Election period. Such guidelines are intended to result in the fair value equaling or exceeding the contract value of the wrapped portfolio by such termination date.  The Fund may make an Amortization Election if the contract permits the issuer to terminate at fair value, the issuer terminates the contract, and the contract provides for such an Amortization Election.

The Synthetic GICs are placed with financial institutions that have been approved by GSAM Stable Value, LLC’s credit review process. Currently, the Stable Value Fund’s wrap contract issuers have a Standard & Poor’s credit rating of A+ or equivalent or higher. Additionally, a minimum Standard & Poor’s average credit rating of AA- or equivalent is required at purchase for the issuers of the underlying fixed income investments.

THE TRAVELERS 401(K) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS, Continued
5.    PARTY-IN-INTEREST TRANSACTIONS

Transactions resulting in Plan assets being transferred to or used by a related party are prohibited under ERISA unless a specific exemption applies.  The following transactions with related parties are specifically exempted from the “prohibited transactions” provisions of ERISA and the Internal Revenue Code:

•The Plan invests in funds managed by an affiliate of FMTC, a party-in-interest as defined by ERISA as a result of being trustee of the Plan.

•The Plan also engages in transactions involving the acquisition or disposition of common stock of TRV, a party-in-interest with respect to the Plan.  Acquisitions are limited to dividends paid on shares in participant accounts invested in the TRV common stock fund for which the participant has not elected to receive dividends in cash.

6.    PLAN TERMINATION

Although it has not expressed any intent to do so, TRV has the right under the Plan to terminate the Plan subject to the provisions of ERISA.  Upon such termination, the Plan administrator may direct the Plan trustee to distribute participant account balances.  Upon termination of the Plan, participant account balances would vest in full.

7.    TAX STATUS

The Internal Revenue Service has determined and informed the Company by a letter dated August 24, 2017 that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code.  The Plan has been amended since receiving the determination letter, and the Company believes that the amended Plan is currently designed and being operated in compliance with the applicable sections of the Internal Revenue Code.  Therefore, no provision for income taxes has been included in the Plan’s financial statements.  At December 31, 2022 and 2021, the Plan had no uncertain tax positions.

8.                       SUBSEQUENT EVENTS

There were no subsequent events requiring adjustment to the financial statements or disclosure through June 20, 2023, the date that the Plan’s financial statements were available to be issued.

THE TRAVELERS 401(K) SAVINGS PLAN
SCHEDULE H, Line 4i—Schedule of Assets (Held at End of Year)
December 31, 2022

Description of Investment		Maturity	Number of	Current
Identity of Issue	Rate	Date	Shares/Units	Value
Mutual Funds:
American Funds The Bond Fund of America Class R-6			7,036,583	$80,076,313
American Funds EuroPacific Growth Fund — Class R6			3,058,073	149,937,311
Fidelity Mid-Cap Index Fund			7,836,749	203,128,535
Fidelity Puritan K6 Fund			11,975,306	143,224,654
Fidelity Small-Cap Growth K6 Fund			8,092,356	102,206,459
Fidelity Small-Cap Index Fund			6,906,657	149,874,456
Janus Henderson Enterprise Fund — Class N			2,091,134	253,884,587
JPMorgan Equity Income Fund Class R6			9,752,050	220,103,762
JPMorgan Large Cap Growth Fund — Class R6			13,169,345	617,905,671
Neuberger Berman Genesis Fund — Class R6			2,620,059	142,557,419
Vanguard Institutional Index Fund — Plus Shares			3,990,615	1,283,461,533
Vanguard Mid-Cap Value Index Fund — Admiral Shares			1,312,881	92,006,680
Vanguard Small-Cap Value Index Fund — Institutional Shares			1,467,766	55,995,267
Vanguard Total Bond Market Index Fund — Institutional Plus Shares			50,456,404	478,326,709
Vanguard U.S. Treasury Money Market Fund — Investor Shares			100,357,144	100,357,144
Total Mutual Funds				4,073,046,500

Collective/Common Trust Funds:
State Street Emerging Markets Index Non-Lending Series Fund — Class A			4,112,882	128,099,821
State Street World ex. U.S. Index Non-Lending Series Fund — Class A			18,984,229	298,697,857
Vanguard Target Retirement Income Trust Select			2,070,071	78,848,990
Vanguard Target Retirement 2020 Trust Select			2,604,582	108,819,449
Vanguard Target Retirement 2025 Trust Select			6,336,941	274,136,087
Vanguard Target Retirement 2030 Trust Select			5,251,906	233,552,258
Vanguard Target Retirement 2035 Trust Select			5,918,849	271,556,807
Vanguard Target Retirement 2040 Trust Select			4,025,173	189,907,645
Vanguard Target Retirement 2045 Trust Select			6,211,742	300,461,943
Vanguard Target Retirement 2050 Trust Select			4,557,424	220,852,779
Vanguard Target Retirement 2055 Trust Select			3,217,030	155,832,953
Vanguard Target Retirement 2060 Trust Select			703,331	34,118,587
Vanguard Target Retirement 2065 Trust Select			409,237	11,933,345
Vanguard Target Retirement 2070 Trust Select			9,109	161,683
Total Collective/Common Trust Funds				2,306,980,204

(continued)

THE TRAVELERS 401(K) SAVINGS PLAN
SCHEDULE H, Line 4i—Schedule of Assets (Held at End of Year)
December 31, 2022

Description of Investment		Maturity	Number of	Current
Identity of Issue	Rate	Date	Shares/Units	Value
Fully Benefit-Responsive Investments with Financial Institutions:
Lincoln Financial Group, BVW0010G
2022 Term Fund	2.18%	Various	1,683,125	1,683,125
2023 Term Fund	2.18%	Various	21,646,749	21,646,749
2024 Term Fund	2.18%	Various	21,318,534	21,318,534
2025 Term Fund	2.18%	Various	21,272,183	21,272,183
2026 Term Fund	2.18%	Various	21,635,963	21,635,963
Intermediate Core Fund	2.18%	Various	8,846,146	107,675,408
Total Lincoln Financial Group, BVW0010G				195,231,962

The Prudential Insurance Company of America, GA-63058
2022 Term Fund	2.26%	Various	1,766,134	1,766,134
2023 Term Fund	2.26%	Various	22,958,198	22,958,198
2024 Term Fund	2.26%	Various	22,742,041	22,742,041
2025 Term Fund	2.26%	Various	22,425,070	22,425,070
2026 Term Fund	2.26%	Various	21,490,152	21,490,152
Loomis Sayles Intermediate Gov/Credit Fund	2.26%	Various	102,629,481	102,629,481
Total The Prudential Insurance Company of America, GA-63058				194,011,076

Transamerica Life Insurance Company, MDA00987TR
2022 Term Fund	2.13%	Various	1,477,722	1,477,722
2023 Term Fund	2.13%	Various	20,695,552	20,695,552
2024 Term Fund	2.13%	Various	20,449,993	20,449,993
2025 Term Fund	2.13%	Various	20,284,771	20,284,771
2026 Term Fund	2.13%	Various	19,217,665	19,217,665
IR+M — Int G/C Travelers	2.13%	Various	32,768,763	32,768,763
Intermediate Core Fund	2.13%	Various	5,595,031	68,102,788
Total Transamerica Life Insurance Company, MDA00987TR				182,997,254

Voya Retirement Insurance and Annuity Company, MCA-60441
2022 Term Fund	2.11%	Various	988,229	988,229
2023 Term Fund	2.11%	Various	12,537,451	12,537,751
2024 Term Fund	2.11%	Various	12,410,481	12,410,481
2025 Term Fund	2.11%	Various	12,340,528	12,340,528
2026 Term Fund	2.11%	Various	12,438,348	12,438,348
IR+M — Int G/C Travelers	2.11%	Various	141,228,902	141,228,902
Total Voya Retirement Insurance and Annuity Company, MCA-60441				191,944,239

Total Fully Benefit-Responsive Investments with Financial Institutions				764,184,531

(continued)

THE TRAVELERS 401(K) SAVINGS PLAN
SCHEDULE H, Line 4i—Schedule of Assets (Held at End of Year)
December 31, 2022

	Description of Investment		Maturity	Number of	Current
	Identity of Issue	Rate	Date	Shares/Units	Value
	Common Stock:
*	The Travelers Companies, Inc.			2,035,795	381,691,205

*	Fidelity BrokerageLink Investments				245,271,681

	Short-Term Investments:
*	Fidelity Management Trust Company, Institutional Cash Portfolio, MM Fund Class 1 Shares	3.87%	Due on Demand		14,598,146

*	Notes receivable from participants (1)				86,996,926

	Total				$7,872,769,193

See accompanying report of independent registered public accounting firm.

* Parties-in-interest as defined by ERISA.

(1) 9,587 loans, interest rates ranging from 4.25% to 10.5%, 5-year maximum term with the exception of home loans, which have a 20-year maximum term.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on their behalf by the undersigned hereunto duly authorized.

THE TRAVELERS 401(k) SAVINGS PLAN
(The Plan)

Date: June 20, 2023	By:	/s/ Diane L. Kurtzman
Diane L. Kurtzman Executive Vice President and Chief Human Resources Officer and Plan Administrator Member of the Administrative Committee for The Travelers 401(k) Savings Plan